

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Group Secretariat

7th May 2003


03050732

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Mandarin Oriental International Limited
- 2003 Annual General Meeting

We enclose for your information a notification and a press release both dated 7th May 2003 in respect of the above Company, which were lodged with the UK Listing Authority on 7th May 2003.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

pp

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

encl.

dlw 5/27



Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Result of AGM
Released	15:52 7 May 2003
Number	8119K

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2[illegible]

MANDARIN ORIENTAL INTERNATIONAL LIMITED (the "Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 27 March 2003 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Mandarin Oriental International Limited

Date of notification – 7 MAY 2003

www.jardines.com

END

news release

Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955


MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

For immediate release

MANDARIN ORIENTAL – CHAIRMAN'S ANNUAL GENERAL MEETING STATEMENT

7th May 2003 – At the Annual General Meeting of Mandarin Oriental International Limited held today in Bermuda, the Chairman said, "In our annual results announcement in February, it was recognized that the luxury hotel industry continued to face considerable challenges. While the first two months of the year were in line with the same period in the prior year, these challenges have since been magnified by the effect on international travel in March and April of the war in Iraq and the outbreak of the SARS virus. As a result, unprecedented low levels of occupancy in Hong Kong have been registered while in Asia as a whole, occupancies have also fallen, particularly in Singapore and Bangkok. Our hotels in the United States and Europe have also been affected, but to a lesser extent.

It is still too early to assess the full impact of these challenges on our results for 2003, but, in the meantime, the Group is making every effort to reduce costs and defer discretionary capital expenditure while maintaining standards. Overall our financial position remains sound.

In the longer term, our development strategy remains on track with two new hotels in the United States opening within the next twelve months and further projects under development."

Mandarin Oriental is the award-winning owner and operator of some of the world's most prestigious hotels and resorts. In total, the Group operates 18 luxury hotels in key business and leisure destinations, with five additional hotels under development in New York (opening late 2003), Washington D.C. (opening 2004), Hong Kong (opening 2005) as well as Tokyo and Boston (opening 2006). Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe. Mandarin Oriental is a member of the Jardine Matheson Group.

- end -

Issued by: Mandarin Oriental Hotel Group International Limited
281 Gloucester Road, PO Box 30632, Causeway Bay, Hong Kong
www.mandarinoriental.com

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
John Witt (852) 2895 9288
Jill Kluge/Chantal Hooper (44) 794 924 8518/(852) 9097 2531

Golin/Harris Forrest
Debbie Chu (852) 2501 7916

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.